Exhibit 99.1

Village Farms International, Inc.

Condensed Consolidated Interim Financial Statements

Three and Nine Months Ended September 30, 2019 and 2018

(Unaudited)

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Financial Position

(In thousands of United States dollars)

(Unaudited)

	September 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	$6,726	$11,920
Trade receivables	9,970	11,292
Amounts due from joint ventures (note 7)	10,690	10,873
Other receivables	265	332
Inventories (note 4)	16,201	22,485
Biological asset (note 5)	4,414	4,230
Prepaid expenses and deposits	1,892	889

Total current assets	50,158	62,021

Non-current assets
Property, plant and equipment (note 6)	67,965	77,479
Due from joint ventures (note 7)	9,500	—
Right-of-use assets (note 3)	3,733	—
Investment in joint ventures (note 7)	55,026	18,108
Other assets	1,768	2,207

Total assets	$188,150	$159,815

LIABILITIES
Current liabilities
Line of credit	$4,000	$2,000
Trade payables	9,270	14,601
Current maturities of long-term debt (note 8)	3,424	3,414
Accrued liabilities	6,320	3,509
Lease liabilities - current (note 3)	927	78

Total current liabilities	23,941	23,602

Non-current liabilities
Long-term debt (note 8)	29,911	32,445
Deferred tax liability	210	1,920
Lease liabilities (note 3)	2,973	102
Other liabilities	1,237	1,050

Total liabilities	58,272	59,119

SHAREHOLDERS’ EQUITY
Share capital	76,484	60,872
Contributed surplus	4,216	2,198
Revaluation surplus (note 6)	3,351	4,321
Accumulated other comprehensive loss	(504)	(562)
Retained earnings	46,331	33,867

Total shareholders’ equity	129,878	100,696

Total liabilities and shareholders’ equity	$188,150	$159,815

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(In thousands of United States dollars, except for shares outstanding)

(Unaudited)

	Number of Common Shares	Share Capital	Contributed Surplus	Revaluation Surplus	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Shareholders’ Equity
Balance at January 1, 2018 (restated - note 3)	42,242,612	$36,115	$1,726	$4,321	$(391)	$39,012	$80,783
Shares issued on exercise of stock options	354,400	275	—	—	—	—	275
Shares issued pursuant to private placement of common shares, net of issuance costs	1,886,793	7,755	—	—	—	—	7,755
Share-based compensation (note 16)	—	—	447	—	—	—	447
Cumulative translation adjustment	—	—	—	—	(48)	—	(48)
Net loss	—	—	—	—	—	(5,415)	(5,415)

Balance at September 30, 2018	44,483,805	$44,145	$2,173	$4,321	$(439)	$33,597	$83,797

Balance at January 1, 2019	47,642,672	$60,872	$2,198	$4,321	$(562)	$33,867	$100,696
Shares issued on exercise of stock options	83,998	224	(116)	—	—	—	108
Share-based compensation (note 16)	313,665	908	2,282	—	—	—	3,190
Shares issued on exercise of warrants	300,000	614	(148)	—	—	—	466
Shares issued pursuant to public offering of common shares, net of issuance costs (note 16)	1,000,000	13,866	—	—	—	—	13,866
Cumulative translation adjustment	—	—	—	—	58	—	58
Reclassification of previously recorded revaluation gain of land (note 6)	—	—	—	(970)	—	—	(970)
Net income	—	—	—	—	—	12,464	12,464

Balance at September 30, 2019	49,340,335	$76,484	$4,216	$3,351	$(504)	$46,331	$129,878

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)

(In thousands of United States dollars, except per share data)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Sales (note 14)	$38,293	$39,684	$111,512	$111,213
Cost of sales (note 11)	(38,866)	(36,862)	(114,711)	(103,915)
Change in biological asset (note 5)	(627)	(1,189)	(97)	(992)
Selling, general and administrative expenses (note 11)	(4,607)	(3,632)	(14,872)	(10,933)

Loss from operations	(5,807)	(1,999)	(18,168)	(4,627)
Interest expense	(697)	(709)	(2,154)	(2,017)
Interest income	304	91	651	111
Foreign exchange (loss) gain	(183)	(73)	338	(87)
Other income, net	69	17	219	61
Share of income (loss) from joint ventures (note 7)	(171)	(28)	17,939	(369)
(Loss) gain on disposal of assets (note 7)	(8)	—	13,558	—

Income (loss) before income taxes	(6,493)	(2,701)	12,383	(6,928)
Recovery of income taxes	1,421	712	81	1,513

Net income (loss)	$(5,072)	$(1,989)	$12,464	$(5,415)

Basic income (loss) per share (note 15)	$(0.10)	$(0.04)	$0.26	$(0.12)

Diluted income (loss) per share (note 15)	$(0.10)	$(0.04)	$0.25	$(0.12)

Other comprehensive income (loss) :
Foreign currency translation adjustment	(22)	40	58	(48)

Comprehensive income (loss)	$(5,094)	$(1,949)	$12,522	$(5,463)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Village Farms International, Inc.

Condensed Consolidated Interim Statements of Cash Flows

(In thousands of United States dollars)

(Unaudited)

	Nine Months Ended September 30,
	2019	2018
Cash flows used in operating activities:
Net income (loss)	$12,464	$(5,415)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	5,587	5,271
Share of (income) loss from joint ventures (note 7)	(17,939)	369
Interest expense	2,154	2,017
Interest income	(651)	(111)
Gain on disposal of assets (note 7)	(13,558)	—
Share-based compensation (note 16)	3,190	447
Deferred income taxes	(840)	(2,301)
Change in biological asset (note 5)	97	992
Changes in non-cash working capital items (note 13)	4,375	(4,493)

Net cash used in operating activities	(5,121)	(3,224)

Cash flows used in investing activities:
Purchases of property, plant and equipment, net of rebate	(2,251)	(2,546)
Note receivables to joint ventures (note 7)	(9,302)	(6,781)
Proceeds from sale of asset	52	—
Investment in joint ventures (note 7)	(332)	—

Net cash used in investing activities	(11,833)	(9,327)

Cash flows from financing activities:
Proceeds from borrowings	3,000	7,000
Repayments on borrowings	(3,591)	(1,766)
Interest paid on long-term debt, net	(1,455)	(1,906)
Proceeds from issuance of common stock pursuant to public offering, net	13,868	7,755
Proceeds from exercise of stock options	109	275
Payments on capital lease obligations	(637)	(45)
Proceeds from exercise of warrants	466	—

Net cash provided by financing activities	11,760	11,313

Effect of exchange rate changes on cash and cash equivalents	—	(2)

Net decrease in cash and cash equivalents	(5,194)	(1,240)
Cash and cash equivalents, beginning of period	11,920	7,091

Cash and cash equivalents, end of period	$6,726	$5,851

Supplemental cash flow information:
Income taxes paid	$575	$—

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2019 and 2018

(In thousands of United States dollars, except share and per share amounts, unless otherwise noted)

1	NATURE OF OPERATIONS

Village Farms International, Inc. (“VFF” the parent company, together with its subsidiaries, the “Company”) is incorporated under the Canada Business Corporation Act. VFF’s principal operating subsidiaries as at September 30, 2019 are Village Farms Canada Limited Partnership (“VFCLP”), Village Farms, L.P. (“VFLP”), and VF Clean Energy, Inc. (“VFCE”). The address of the registered office of VFF is 4700 80th Street, Delta, British Columbia, Canada, V4K 3N3. VFF owns a 65% equity interest in Village Fields Hemp USA LLC (“VF Hemp”), a 60% equity interest in Arkansas Valley Green and Gold Hemp (“AVGG Hemp) and a 50% equity interest in Pure Sunfarms Corp. (“Pure Sunfarms”), all of which are recorded as Investments in Joint Ventures (note 7).

The Company’s shares are listed on the Toronto Stock Exchange under the symbol VFF and are also listed in the United States on the Nasdaq Capital Market (“Nasdaq”) under the symbol VFF.

The Company owns and operates sophisticated, highly intensive agricultural greenhouse facilities in British Columbia and Texas, where it produces, markets and sells premium-quality tomatoes, bell peppers, and cucumbers. The Company also markets and sells third party produce through its subsidiaries. The Company, through its subsidiary VFCE, owns and operates a 7.0 MW power plant that generates electricity. The Company’s joint venture, Pure Sunfarms, is a licensed producer and supplier of cannabis products to be sold to other licensed providers and provincial governments across Canada and internationally. The Company’s joint ventures, VF Hemp and AVGG Hemp, are cultivators and extractors of high cannabidiol (“CBD”) hemp in multiple states throughout the United States.

2	BASIS OF PRESENTATION

Statement of Compliance

The Company’s unaudited condensed consolidated interim financial statements (“interim financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations, as issued by the International Accounting Standards Board (“IASB”), as applicable to interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statement disclosures and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended December 31, 2018, which were prepared in accordance with IFRS.

Basis of Presentation

The interim financial statements are prepared on a going concern basis. The accounting policies have been applied consistently in all material respects. These interim financial statements have been prepared by applying the same accounting policies, assessments of estimates and judgments, and methods of computation as compared with the most recent annual consolidated financial statements with the exception of IFRS 16, Leases as described in Note 3.

Basis of Measurement

The interim financial statements have been prepared on the historical cost basis except for the following material items in the condensed consolidated interim statement of financial position (“interim statement of financial position”):

•	biological assets are measured at fair value less costs to sell;

•	land is valued at fair market value; and

•	marketable equity securities are measured at fair value through profit and loss.

Functional and Presentation Currency

The functional currency for each entity included in these interim financial statements is the currency of the primary economic environment in which the entity operates. These interim financial statements are presented in United States dollars (“U.S. dollars”) which have been rounded to the nearest thousands, except per share amounts. Currency conversion to U.S. dollars is performed in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2019 and 2018

(In thousands of United States dollars, except share and per share amounts, unless otherwise noted)

3	CHANGES IN ACCOUNTING POLICIES

These changes were made in accordance with the applicable transitional provisions.

Amendments to IFRS 11, Joint Arrangements, and IAS 28, Investments in Associates and Joint Ventures establishes the criteria for accounting for joint ventures. Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the joint venture’s net assets such as dividends. At each statement of financial position date, the Company will consider whether there is objective evidence that its investment in the joint venture is impaired. If there is such evidence of impairment, the Company will determine the amount of the impairment and a loss will be recorded in the condensed consolidated interim statement of income (loss) (“interim statement of income (loss)”). The adoption of the amendments to IFRS 11 did not have and impact on the Company’s interim financial statements.

IFRS 16, Leases, was issued in January 2016 to replace IAS 17, Leases, and related Interpretations. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (lessee) and the supplier (lessor) to increase transparency and comparability among organizations by requiring the recognition of right-of-use assets and lease liabilities on the balance sheet.

On January 1, 2019, the Company adopted IFRS 16 using the updated modified retrospective transition approach and did not restate prior periods. The Company’s classes of assets include land leases, building leases and equipment leases.

On adoption, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17, Leases. These lease liabilities were measured at the present value of the remaining lease payments, discounted using the borrowing rate of the Company. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 6.25%. These leases are included in right-of-use assets, short-term lease liabilities and long-term lease liabilities in the consolidated balance sheet. Right-of-use assets are amortized on a straight-line basis over the lease term.

For leases previously classified as finance leases the entity recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of initial application.

Additionally, the Company has elected the short-term lease exception for all classes of assets, and does not apply the recognition requirements for leases of 12 months or less, and recognizes lease payments for short-term leases as expense either straight-line over the lease term or as incurred depending on whether the lease payments are fixed or variable. These elections are applied consistently for all leases.

2019
Operating lease commitments disclosed as at December 31, 2018	$5,064
Less: short-term leases recognized on a straight-line basis as expense	(210)

4,854
Discounted using the lessee’s incremental borrowing rate of 6.25% at the date of initial application	4,269
Add: additional leases identified on adoption of IFRS 16	88
Add: finance lease liabilities recognized as at December 31, 2018	180

Lease liability recognized as at January 1, 2019	$4,537
Of which are:
Current lease liabilities	1,022
Non-current lease liabilities	3,515

$4,537

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2019 and 2018

(In thousands of United States dollars, except share and per share amounts, unless otherwise noted)

The recognized right-of-use assets relate to the following types of assets:

	December 31, 2018	January 1, 2019
Land	$—	$140
Building	—	4,017
Equipment	176	380

Total right-of-use assets	$176	$4,537

4	INVENTORIES

	September 30, 2019	December 31, 2018
Deferred crop costs	$18,839	$24,649
Purchased produce inventory	425	643
Biological asset adjustment (note 5)	(3,153)	(2,871)
Spare parts inventory	90	64

	$16,201	$22,485

The cost of inventories recognized as expense and included in cost of sales for the three months ended September 30, 2019 amounted to $32,179 (2018 - $30,769) and $95,060 for the nine months ended September 30, 2019 (2018 - $85,349). The biological asset adjustment reclassifies actual costs incurred for the biological asset from inventories to biological asset on the interim statements of financial position.

5	BIOLOGICAL ASSET

Information about the biological asset presented on the interim statements of financial position and in the interim statements of income (loss) is as follows:

	September 30, 2019	December 31, 2018	September 30, 2018
Estimated sales value - biological asset	$9,078	$8,004	$10,550
Less
Estimated remaining costs to complete	4,174	3,304	4,862
Estimated selling costs	490	470	569

Fair value of biological asset less costs to sell	4,414	4,230	5,119
Less actual costs	3,152	2,871	3,918

Increase in fair value of biological asset over cost	1,262	1,359	1,201
Fair value over cost of harvested and sold biological asset - beginning of year	1,359	2,193	2,193

Change in biological asset	$(97)	$(834)	$(992)

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2019 and 2018

(In thousands of United States dollars, except share and per share amounts, unless otherwise noted)

6	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	Land	Leasehold and land improve- ments	Buildings	Machinery and Equipment	Construction in process	Total
At January 1, 2019
Cost	$9,047	$3,820	$77,003	$65,664	$552	$156,086
Accumulated depreciation	—	(2,308)	(36,289)	(40,186)	—	(78,783)

Net book value (note 3)	$9,047	$1,512	$40,714	$25,478	$552	$77,303

Nine Months ended September 30, 2019
Opening net book value	$9,047	$1,512	$40,714	$25,478	$552	$77,303
Additions/transfers	—	—	297	741	1,086	2,124
Placed in service	—	—	—	—	(430)	(430)
Disposals	(1,848)	—	(4,552)	(4,178)	—	(10,578)
Accum deprec on disposal	—	—	1,934	2,305	—	4,239
Depreciation expense	—	(64)	(1,716)	(3,010)	—	(4,790)
Foreign currency translation adjustment	—	—	8	89	—	97

Closing net book value	$7,199	$1,448	$36,685	$21,425	$1,208	$67,965

At September 30, 2019
Cost	$7,199	$3,820	$72,747	$61,646	$1,208	$146,620
Accumulated depreciation	—	(2,372)	(36,062)	(40,221)	—	(78,655)

Net book value	$7,199	$1,448	$36,685	$21,425	$1,208	$67,965

Depreciation related to the greenhouse facilities and equipment is expensed in cost of sales. Land is the only item of property, plant and equipment that is stated at fair values. On March 31, 2019, Pure Sunfarms exercised its option to acquire the Delta 2 assets and operations. Delta 2 land was disposed of as part of that transaction (note 7). The revaluation surplus related to Delta 2 of $1.0 million, net of taxes, that was previously recorded as a component of equity, was reclassified and included as part of the gain on disposal of assets recorded in the interim statements of income (loss).

7	INVESTMENT IN JOINT VENTURES

Pure Sunfarms Corp.

On June 6, 2017, the Company entered into an agreement to form Pure Sunfarms, a B.C. corporation, with Emerald Health Therapeutics Inc. (“Emerald”). The purpose of Pure Sunfarms is to produce, market and distribute cannabis in Canada. Village Farms has a 50% ownership interest in Pure Sunfarms in the form of common shares. The Company has concluded that the agreement constitutes a joint arrangement where joint control is shared with Emerald and therefore has accounted for Pure Sunfarms in accordance with IFRS 11 and IAS 28, using the equity method.

On July 5, 2018, the Company and Emerald Health Therapeutics Canada Inc. (a subsidiary of Emerald) (together, the “Shareholders”) entered into a Shareholder Loan Agreement (the “Loan Agreement”) with Pure Sunfarms, whereby, as at September 30, 2019, the Shareholders had each contributed $9,959 (CA$13,000) in the form of a demand loan to Pure Sunfarms. Effective January 1, 2019, the loan amounts bear simple interest at the rate of 6.2% per annum, calculated semi-annually. Interest will accrue and be payable upon demand being made by both Shareholders (see note 10).

On March 31, 2019, Pure Sunfarms exercised its option to utilize the Delta 2 assets and operations. The contribution of the assets has been accounted for as a disposal of the land, greenhouse facility and other assets in exchange for 25,000,000 common shares of Pure Sunfarms. This was a non-cash transaction, and it was estimated that the fair value of the land, building and other assets was $18.7 million (CA$25 million) at the date of contribution. The Company recognized a gain of $13.6 million on the contribution of the fixed assets. The Company had previously recorded a fair value increase on the Delta 2 land being contributed (2016 - $2.0 million), which was recorded in accumulated other comprehensive income, net of taxes of $1.0 million. As a result

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2019 and 2018

(In thousands of United States dollars, except share and per share amounts, unless otherwise noted)

of the contribution of the Delta 2 land, this amount has been recycled to the interim statements of income, and has been included in the gain noted above. As at September 30, 2019, the total investment in Pure Sunfarms of US$54.2 million is recorded in the interim statements of financial position. Final determination with respect to the transfer of the land, building and equipment will not be made until year end. As such, the investment and related gain on disposal of assets may be adjusted at year end.

Pursuant to the terms of a Supply Agreement that Pure Sunfarms has with Emerald, Emerald has a right to purchase 40% of Pure Sunfarms cannabis production at a fixed price, subject to the terms and conditions of the Supply Agreement. To the extent that Emerald does not fulfill its purchase obligation, Pure Sunfarms is able to sell that excess production to other parties in the open market. The Supply Agreement stipulates that Emerald is required to pay Pure Sunfarms the difference between the fixed price and the selling price realized from other parties. During the quarter ended September 30, 2019, Emerald did not fulfill its purchase obligation and Pure Sunfarms sold the product on the open market to arm’s length parties at prices lower than the fixed price in the Supply Agreement. As a result, under the terms of the Supply Agreement, Pure Sunfarms invoiced Emerald for the difference which amounted to approximately CA$7.2 million. On October 15, 2019, Emerald issued a press release that indicated they do not agree that they have any liability with respect to these amounts.

Under IFRS 15, Revenue from Contracts with Customers (paragraph 9 (e)), a customer needs to have an intent and ability to pay in order for a company to recognize revenue. Given that Emerald has issued a press release indicating that they do not agree that they have a liability with respect to these amounts, Pure Sunfarms has determined that all of the criteria under IFRS 15 to recognize this revenue were not met as Emerald has demonstrated that they do not have an intent to pay, and as a result has not recorded the revenue related to these amounts.

The Company’s share of the joint venture consists of the following (in $000’s of USD):

Balance, January 1, 2019	$18,108
Investments in joint venture	18,661
Transaction costs	55
Share of net income for the period	17,342

Balance, September 30, 2019	$54,166

Summarized financial information of Pure Sunfarms (in $000’s of CAD):

	September 30, 2019	December 31, 2018
Current assets
Cash and cash equivalents (including restricted cash)	$16,128	$2,362
Trade receivables	22,977	1,312
Inventory	15,141	8,356
FV of biological asset in inventory	12,053	—
Biological asset	11,757	7,388
Other current assets	6,584	996
Non-current assets	119,963	67,263
Current liabilities
Trade payables	(4,827)	(9,361)
Borrowings due to joint venture partners	(27,563)	(26,523)
Other current liabilities	(20,014)	(3,582)
Non-current liabilities
Borrowings – long term	(17,500)	—
Deferred tax liability	(2,979)	(2,688)

Net assets	$131,720	$45,523

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2019 and 2018

(In thousands of United States dollars, except share and per share amounts, unless otherwise noted)

Summarized financial information of Pure Sunfarms (in $000’s of CAD):

	September 30, 2019	December 31, 2018
Reconciliation of net assets:
Accumulated retained earnings	$51,730	$5,523
Contributions from joint venture partners	79,990	40,000

Net assets	$131,720	$45,523

Summarized financial information of Pure Sunfarms (in $000’s of CAD):

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Revenue	$23,953	$247	$70,668	$247
Cost of sales*	(7,536)	(186)	(17,906)	(186)
Selling, general and administrative expenses	(3,742)	(792)	(7,454)	(2,107)
Realized FV included in inventory sold	(31,700)	—	(59,124)	—
Change in fair value of bio-asset	19,071	697	74,149	1,119

Income (loss) from operations	46	(34)	60,333	(927)
Interest expense	(399)	—	(789)	—
Foreign exchange gain (loss)	19	(40)	37	(12)
Other income, net	11	—	29	—

Income (loss) before taxes	(323)	(74)	59,610	(939)
Provision for income taxes	(2,105)	—	(13,404)	—

Net income (loss)	$(2,428)	$(74)	$46,206	$(939)

*	Included in cost of sales for the three and nine months ended September 30, 2019 is CA$654 and CA$1,777 of amortization expense.

	Three months ended September 30, 2019	Nine months ended September 30, 2019
Cash provided by operating activities	$3,521	$9,899
Cash used in investing activities	$(11,985)	$(29,717)
Cash provided by financing activities	$5,943	$33,585

Village Fields Hemp USA LLC

On February 27, 2019, the Company entered into a joint venture with Nature Crisp, LLC (“Nature Crisp”) to form VF Hemp for the objective of outdoor cultivation of high percentage cannabidiol (“CBD”) hemp and CBD extraction in multiple states throughout the United States. VF Hemp is 65% owned by the Company and 35% owned by Nature Crisp. Under the terms of the VF Hemp Joint Venture Agreement, the Company will lend approximately US$15 million to VF Hemp for start-up costs and working capital. Capital investment for extraction capabilities is to be determined and dependent on future decisions with respect to the locations of hemp production and the extraction operations. The Company has concluded that the agreement constitutes a joint arrangement where joint control is shared with Nature Crisp and therefore has accounted for VF Hemp in accordance with IFRS 11 and IAS 28, using the equity method.

On March 25, 2019, the Company entered into a Grid Loan Agreement (the “Grid Loan”) with VF Hemp, whereby, as at September 30, 2019, the Company had advanced $8,315 in the form of a grid loan to VF Hemp. The Grid Loan has a maturity date of March 25, 2022, and bears simple interest at the rate of 8% per annum, calculated monthly (note 10).

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2019 and 2018

(In thousands of United States dollars, except share and per share amounts, unless otherwise noted)

The Company’s share of the joint venture consists of the following:

Balance, beginning of the period	$—
Investments in joint venture	7
Share of net income	632
Transaction costs	219

Balance, September 30, 2019	$858

Summarized financial information of VF Hemp:

September 30, 2019
Current assets
Cash and cash equivalents	$111
Inventory	198
Prepaid expenses and deposits	177
Biological asset	7,889
Non-current assets	1,267
Current liabilities	(3)
Borrowings due to joint venture partner	(8,315)
Other non-current liabilities	(342)

Net assets	$982

September 30, 2019
Reconciliation of net assets:
Net income for the nine months ended September 30, 2019	$972
Contributions from joint venture partners	10

Net assets	$982

	Three months ended September 30, 2019	Nine months ended September 30, 2019
Change in fair value of the biological asset	2,030	2,030
General and administrative expenses	(314)	(504)
Interest expense	(134)	(209)
Share of loss from JV	—	(3)
Provision for income taxes	(405)	(342)

Net income	$1,177	$972

Arkansas Valley Green and Gold Hemp

On May 21, 2019, the Company entered into a joint venture with Arkansas Valley Hemp, LLC (“AV Hemp”) for the objective of outdoor cultivation of high percentage cannabidiol (CBD) hemp and CBD extraction in Colorado. The joint venture, AVGG Hemp, is 60% owned by the Company, 35% owned by AV Hemp, and 5% owned by VF Hemp.

Under the terms of the AVGG Hemp Joint Venture Agreement, the Company will lend approximately US$5 million to AVGG Hemp for start-up costs and working capital. The loans bear simple interest at the rate of 8% per annum, calculated monthly (note 10). To the extent cash is available from positive cash flow, the AVGG Hemp has agreed to repay the Company with respect to any such loans, in the range of $2 million to $5 million in the initial two years following the formation of AVGG Hemp. As at September 30, 2019, the Company had loaned AVGG Hemp approximately $1,185 (note 10).

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2019 and 2018

(In thousands of United States dollars, except share and per share amounts, unless otherwise noted)

The Company has concluded that the agreement constitutes a joint arrangement where joint control is shared with AV Hemp and therefore has accounted for AVGG Hemp in accordance with IFRS 11 and IAS 28, using the equity method.

The Company is not legally obligated for the debts, obligations or liabilities of AVGG Hemp.

The Company’s share of the joint venture consists of the following:

Balance, beginning of the period	$—
Investments in joint venture	6
Share of net loss	(35)
Transaction costs	31

Balance, September 30, 2019	$2

Summarized financial information of AVGG Hemp:

September 30, 2019
Current assets
Cash and cash equivalents	$39
Inventory	40
Biological asset	696
Non-current assets	362
Borrowings due to joint venture partner	(1,185)

Net assets	$(48)

Reconciliation of net assets:
Net loss for the nine months ended September 30, 2019	$(58)
Contributions from joint venture partners	10

Net assets	$(48)

Summarized joint ventures’ information:

Investment in joint ventures at September 30, 2019
Pure Sunfarms	$54,166
VF Hemp	858
AVGG Hemp	2

Total	$55,026

	Share of income (loss) from joint ventures
	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Pure Sunfarms	$(918)	$(28)	$17,342	$(369)
VF Hemp	765	—	632	—
AVGG Hemp	(18)	—	(35)	—

Total	$(171)	$(28)	$17,939	$(369)

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2019 and 2018

(In thousands of United States dollars, except share and per share amounts, unless otherwise noted)

	Amounts due from joint ventures
	September 30, 2019		December 31, 2018
	Short term	Long term	Short term	Long term
Pure Sunfarms	$10,690	$—	$10,873	$—
VF Hemp	—	8,315	—	—
AVGG Hemp	—	1,185	—	—

Total	$10,690	$9,500	$10,873	$—

8	DEBT

	September 30, 2019	December 31, 2018
Long-term debt:
Opening balance	$35,859	$38,380
IFRS 9 adjustment for deferred financing fees	—	260
Repayment of debt	(2,640)	(2,738)
Foreign currency translation	116	(43)

Closing balance	$33,335	$35,859

Current portion	$3,424	$3,414
Non-current portion	29,911	32,445

	$33,335	$35,859

The Company’s subsidiary has two loan agreements in place with a Canadian Chartered bank. As at September 30, 2019, the balance on the non-revolving fixed rate loan was US$1,117 (December 31, 2018 – US$1,279) and the balance on the uncommitted credit facility for capital expenditures was US$113 (December 31, 2018 – US$138).

The Company has a line of credit agreement with a Canadian Chartered Bank (“Operating Loan”). The revolving Operating Loan has a line of credit up to CA$13,000 and variable interest rates with a maturity date on May 31, 2021 and is subject to margin requirements stipulated by the bank. As at September 30, 2019, US$4,000 was drawn on this facility (December 31, 2018 – US$2,000), which is available to a maximum of CA$13,000, less outstanding letters of credit totaling US$150 and CA$38.

The Company’s borrowings (“Credit Facilities”) are subject to certain positive and negative covenants. As at September 30, 2019 the Company was in compliance with all covenants on its Credit Facilities.

Accrued interest payable on the credit facilities and loans as at September 30, 2019 was $171 (December 31, 2018 – $184) and these amounts are included in accrued liabilities in the interim statement of financial position.

As security for the FCC Loan, the Company has provided promissory notes, a first mortgage on the VFF-owned greenhouse properties (excluding the Delta 3 and Delta 2 greenhouse facilities), and general security agreements over its assets. In addition, the Company has provided full recourse guarantees and has granted security therein. The carrying value of the assets and securities pledged as collateral as at September 30, 2019 was $154,402 (December 31, 2018 – $114,554).

As security for the Operating Loan, the Company has provided promissory notes and a first priority security interest over its accounts receivable and inventory. In addition, the Company has granted full recourse guarantees and security therein. The carrying value of the assets pledged as collateral as at September 30, 2019 was $30,585 (December 31, 2018 – $38,007).

The aggregate annual principal maturities of long-term debt for the next five years and thereafter are as follows:

Remainder of 2019	$857
2020	3,409
2021	28,551
2022	340
2023	178
Thereafter	—

$33,335

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2019 and 2018

(In thousands of United States dollars, except share and per share amounts, unless otherwise noted)

9	FINANCIAL INSTRUMENTS

As at September 30, 2019 and December 31, 2018, the Company’s financial instruments included cash and cash equivalents, trade receivables, notes receivable, other receivables, patronage stock, accounts payable, other current liabilities and notes payable. Due to the short-term maturities of cash and cash equivalents, accounts receivable, accounts payable and other current liabilities, the carrying amounts approximate fair value at the respective statement of financial position dates. The carrying value of the notes receivable and notes payable approximate their fair value based on a comparison with the prevailing market interest rates. The fair values of the Company’s notes receivable and notes payable are level 2 measurements in the fair value hierarchy. All other financial assets and liabilities are level 1.

There were no financial instruments categorized as Level 3 as at September 30, 2019 and December 31, 2018. There were no transfers of assets or liabilities between levels during the three and nine months ended September 30, 2019 and December 31, 2018, respectively.

Interest income, interest expense and gains and losses from loans, receivables and other financial liabilities are recognized in the interim statements of income (loss). The following table summarizes interest income and expense for the three and nine months ended September 30:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Interest income earned on cash and cash equivalents	$—	$12	$25	$15
Interest income earned on other financial assets	$304	$—	$626	$—
Interest expense from other financial liabilities	$697	$635	$2,154	$1,921

Management of financial risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following provides a measurement of some of these risks as at September 30, 2019 and December 31, 2018. The Company uses financial instruments only for risk management purposes, not for generating trading profit.

i)	Credit risk

Credit risk is the risk that the Company will incur a loss due to the failure by its customers or other parties to meet their contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade receivables, other receivables and amounts due from joint ventures. The Company limits its exposure to credit risk by placing its cash and cash equivalents with high credit quality financial institutions.

The Company’s trade receivables had one customer that represented more than 10% of the balance of trade receivables, representing 11.1% of the balance of trade receivables as at September 30, 2019 (December 31, 2018 – two customer represented 13.8% and 11.5%). The Company believes that its expected credit losses are limited due to the protection afforded to the Company by the Perishable Agricultural Commodities Act (the “PACA”) for its sales in the United States, which represent the majority of the Company’s annual sales. The PACA protection gives a claim filed under the PACA first lien on all PACA assets (which include cash and trade receivables of the debtor).

As at September 30, 2019, the allowance for doubtful accounts balance was calculated based on the expected credit loss model and expected credit losses continues to be insignificant.

As at September 30, 2019, 98.1% (December 31, 2018 – 90.3%) of trade receivables were outstanding less than 30 days, 0.9% (December 31, 2018 – 8.3%) were outstanding for between 30 and 90 days and the remaining 1.0% (December 31, 2018 – 1.4%) were outstanding for more than 90 days. Trade receivables are considered past due based on the contract terms agreed to with a customer. Aged receivables that are past due are not considered impaired unless customer specific information indicates otherwise.

ii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its long-term debt, for which the interest rates charged fluctuate based on the 90-day LIBOR rate. If interest rates had been 50 basis points higher, the net income during the nine months ended September 30, 2019 would have been lower by $84. This represents $84 in increased interest expense (2018 – $138).

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2019 and 2018

(In thousands of United States dollars, except share and per share amounts, unless otherwise noted)

iii)	Foreign exchange risk

As at September 30, 2019, the Canadian/U.S. foreign exchange rate was CA$1.00 = US$0.7552 (December 31, 2018 – US$0.7336). Assuming that all other variables remain constant, an increase of $0.10 in the Canadian dollar would have the following impact on the ending balances of certain interim statements of financial position items at September 30, 2019 and December 31, 2018 with the net foreign exchange gain or loss directly impacting net income (loss).

	September 30, 2019	December 31, 2018
Financial assets
Cash and cash equivalents	$189	$839
Trade receivables	367	328
JV notes receivable	1,387	1,335
Financial liabilities
Trade payables and accrued liabilities	(658)	(373)
Loan payable	(163)	(193)

Net foreign exchange gain (loss)	$1,122	$1,936

iv)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The following are the contractual maturities of financial liabilities as at September 30, 2019:

Financial liabilities	Total	1 year	2-3 years	4-5 years	More than 5 years
Long-term debt	$35,604	$3,688	$31,699	$217	$—
Line of credit	4,000	4,000	—	—	—
Trade payables	9,270	9,270	—	—	—
Accrued liabilities	6,320	6,320	—	—	—
Lease liabilities	4,618	1,149	2,226	1,243	—
Other liabilities	1,237	—	1,237	—	—

Total	$61,049	$24,427	$35,162	$1,460	$—

It is the Company’s intention to meet these obligations through the collection of current accounts receivable and cash from sales. If the current resources and cash generated from operations are insufficient to satisfy its obligations, the Company may seek to issue additional equity or to arrange debt or other financing. In addition, as at September 30, 2019, the Company has an operating credit facility of up to CA$13,000, of which US$4,000 was drawn as at September 30, 2019, less outstanding letters of credit totaling US$150 and CA$38.

10	RELATED PARTY TRANSACTIONS AND BALANCES

On February 13, 2019, the Company announced that Pure Sunfarms had entered into a credit agreement with Bank of Montreal, as agent and lead lender, and Farm Credit Canada, as lender, in respect of a CA$20 million secured non-revolver term loan (the “Credit Facility”). The Credit Facility, which matures on February 7, 2022, is secured by the Delta 3 facility, and contains customary financial and restrictive covenants. The Company is not a party to the Credit Facility but has provided a limited guarantee in the amount of CA$10 million in connection with the Credit Facility.

As at September 30, 2019, the Company had amounts due from its joint venture, Pure Sunfarms, totaling $218 (December 31, 2018—$1,079) primarily for consulting services. These amounts are non-interest bearing and due on demand. On July 5, 2018, the Shareholders entered into a Loan Agreement in the form of a demand loan to Pure Sunfarms. As at September 30, 2019, the balance Pure Sunfarms owed the Company, including interest was $10,472. These amounts are included in amounts due from joint venture in the interim statements of financial position (note 7).

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2019 and 2018

(In thousands of United States dollars, except share and per share amounts, unless otherwise noted)

On March 25, 2019, the Company entered into a Grid Loan Agreement (the “Grid Loan”) with VF Hemp, whereby, as at September 30, 2019, the Company had contributed $8,315 in the form a grid loan to VF Hemp. The Grid Loan has a maturity date of March 25, 2022, and bears simple interest at the rate of 8% per annum, calculated monthly.

Under the terms of the AVGG Hemp Joint Venture Agreement, the Company will lend approximately US$5 million to AVGG Hemp for start-up costs and working capital. The loan bears simple interest at the rate of 8% per annum, calculated monthly (note 7). As at September 30, 2019, the Company had loaned AVGG Hemp approximately $1,185 (note 7).

One of the Company’s employees is related to a member of the Company’s executive management team and received approximately $81 in salary and benefits during the nine months ended September 30, 2019 (2018 – $81).

Included in accrued expenses and other current liabilities is $50 paid to the Company by an employee for taxes incurred on a stock option exercise. The Company paid the taxes in October 2019.

Included in other assets as at December 31, 2018 is a $64 promissory note that represents the unpaid amount the Company advanced to an employee in connection with a relocation at the request of the Company. The promissory note was paid in full June 10, 2019.

11	EXPENSES BY NATURE

The following table outlines the Company’s significant expenses by nature:

	Three months ended September 30,		Nine months ended September 30,
Cost of sales	2019	2018	2019	2018
Purchased produce	$12,253	$13,104	$36,954	$32,871
Raw materials and consumables used	11,324	6,979	31,402	23,244
Depreciation and amortization	1,794	1,720	5,506	5,185
Transportation and storage	5,169	5,024	16,158	15,465
Employee compensation and benefits	8,326	10,035	24,691	27,150

	$38,866	$36,862	$114,711	$103,915

	Three months ended September 30,		Nine months ended September 30,
Selling, general and administrative expenses	2019	2018	2019	2018
Employee benefits – salaries and short-term benefits	$2,896	$2,393	$9,390	$6,857
Marketing	115	79	168	257
Professional services	704	437	2,690	1,507
Office expenses	460	408	1,326	1,299
Other	432	315	1,298	1,013

	$4,607	$3,632	$14,872	$10,933

	Three months ended September 30,		Nine months ended September 30,
Employee compensation and benefits	2019	2018	2019	2018
Salaries and short-term employee benefits	$10,354	$12,238	$30,891	$33,560
Share-based compensation	868	190	3,190	447

	$11,222	$12,428	$34,081	$34,007

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2019 and 2018

(In thousands of United States dollars, except share and per share amounts, unless otherwise noted)

12	INCOME TAX

Income tax expense is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual rate used for the nine months ended September 30, 2019 was 24%, excluding the change in biological asset as reported on the interim statements of income (loss), and 25% for the nine months ended September 30, 2018.

13	CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	Nine months ended September 30,
	2019	2018
Trade receivables	$1,327	$132
Inventories	6,078	(3,324)
Inventories reclassified to biological asset	(74)	(1,715)
Prepaid expenses and other current assets	(936)	700
Trade payables	(5,322)	(2,413)
Accrued liabilities and taxes	1,881	2,144
Other assets/other liabilities, net	1,421	(17)

	$4,375	$(4,493)

14	SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s two reporting segments include the Produce business and the Energy business. The Produce business produces, markets, and sells the product group which consists of premium quality tomatoes, bell peppers and cucumbers. The Energy business produces power that it sells per a long-term contract to its one customer. The Company’s Chief Operating Decision Maker also reviews the results of the Company’s three joint ventures on a quarterly basis (note 7).

The Company’s primary operations are in the United States and Canada. Net sales by the countries in which its customers are located are as follows:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Net Sales
United States	$30,734	$32,073	$92,594	$92,391
Canada	7,072	7,139	17,874	17,371
Energy – Canada	487	472	1,044	1,451

	$38,293	$39,684	$111,512	$111,213

The Company’s property, plant and equipment, net of accumulated depreciation, and right-of-use assets are located as follows:

	September 30, 2019	December 31, 2018
United States	$42,051	$43,651
Canada	23,027	30,459
Energy - Canada	2,887	3,369

	$67,965	$77,479

Depreciation and amortization charges in the Produce business for the three and nine months ended September 30, 2019 were $1,591 (2018 - $1,515) and $5,011 (2018 - $4,627), respectively. Depreciation and amortization charges in the Energy business for the three and nine months ended September 30, 2019 were $230 (2018 - $233) and $576 (2018 - $644), respectively.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2019 and 2018

(In thousands of United States dollars, except share and per share amounts, unless otherwise noted)

15	INCOME PER SHARE

Basic income per share is calculated by dividing the net income attributable to owners of the Company by the weighted average number of common shares in issue during the year excluding common shares purchased by the Company and held as treasury shares.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Net (loss) income attributable to owners of the Company	$(5,072)	$(1,989)	$12,464	$(5,415)
Weighted average number of common shares outstanding (thousands)	48,845	44,475	48,650	44,473

Basic (loss) income per share	$(0.10)	$(0.04)	$0.26	$(0.12)

Diluted income per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company’s share options are potentially dilutive to common shares. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares for the year) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of the share options. If dilutive effect is less than zero, then issuance is anti-dilutive and is excluded from dilutive income per share calculation.

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Net income (loss) attributable to owners of the Company	$(5,072)	$(1,989)	$12,464	$(5,415)
Weighted average number of common shares outstanding (thousands)	48,845	44,475	48,650	44,473
Adjustment for:
Share options (thousands)	—	—	1,801	—

Weighted average number of common shares outstanding for diluted earnings per share (thousands)	48,845	44,475	50,451	44,473

Diluted (loss) income per share	$(0.10)	$(0.04)	$0.25	$(0.12)

For the three and nine months ended September 30, 2019, there were options to purchase 310,000 shares of the Company’s common stock that were excluded from the diluted income per share computation because the impact of the assumed exercise of such stock options would have been anti-dilutive during the respective periods. For the three and nine months ended September 30, 2018, there were no options excluded from the diluted income per share computation because the impact of the assumed exercise of such stock options would have been anti-dilutive.

16	SHAREHOLDERS’ EQUITY

In April 2019, the Company completed a bought deal offering of 1,000,000 common shares of the Company at an offering price of CA$20.00 per offered share for net aggregate proceeds to the Company of approximately CA$18,700 after deducting offering fees of CA$1,300.

The Company has a share-based compensation plan. The maximum number of common shares that can be issued upon the exercise of options granted is equal to 10% of the aggregate number of common shares issued and outstanding from time to time. The term during which an option may be exercised is 10 years from the date of the grant. Options generally vest at a rate of 33% per year, beginning one year following the grant date of the options. Share-based compensation expense for the three months and nine months ended September 30, 2019 of $867 (2018 - $190) and $3,190 (2018 - $447), respectively, was recorded in selling, general and administrative expenses and the corresponding amount credited to contributed surplus.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Condensed Consolidated Interim Financial Statements for the

Three and Nine Months Ended September 30, 2019 and 2018

(In thousands of United States dollars, except share and per share amounts, unless otherwise noted)

During the nine months ended September 30, 2019, 355,000 performance-based restricted share units were granted to Village Farms employees and directors involved with future developments of the Company. Once a performance target is met and the share units are deemed earned and vested, compensation expense based on the fair value of the share units on the grant date is recorded in selling, general and administrative expenses in the interim statements of income. There were 1,093,000 performance-based restricted share units outstanding as at September 30, 2019, of which 934,000 were not vested as at September 30, 2019.

17	REPORTING REQUIREMENTS

Effective January 1, 2020, the Company intends to comply with Securities and Exchange Commission reporting requirements applicable to U.S. domestic issuers. This will also require the Company’s financial statements and financial data to be presented under U.S. generally accepted accounting principles (“US GAAP”). Accordingly, the Company will file its annual report on Form 10-K for the year ended December 31, 2019 under US GAAP, and regular periodic reports under both Canadian and U.S. law thereafter under US GAAP.

18	SUBSEQUENT EVENTS

On October 22, 2019, the Company completed a bought deal offering of 3,059,000 common shares of the Company at an offering price of CA$9.40 per offered share for net aggregate proceeds to the Company of approximately CA$26,934 after deducting offering fees of CA$1,821.